NEW CENTURY PORTFOLIOS
SPECIAL MEETING OF SHAREHOLDERS (Unaudited)

A Special Meeting of Shareholders of the Trust (the “Special Meeting”) was held on June 17, 2010, pursuant to notice duly given to all shareholders of record at the close of business on April 30, 2010.  At the Special Meeting, shareholders were asked to consider the following two proposals:

Proposal 1 – The election of four trustees to the Board, nominated by the Board of Trustees, each to serve until their successors are duly elected and qualified. The proposal was approved by the shareholders of the Trust.  The results of the shareholder vote were as follows:

Nominee	Voted “FOR” the Resolution	Voted Against	Broker Non-Votes	TOTAL
Stanley H. Cooper	17,817,164.038	96,619.559	0.000	17,913,783.597
Michael A. Diorio	17,817,164.038	96,619.559	0.000	17,913,783.597
Roger A. Eastman	17,739,909.893	173,873.704	0.000	17,913,783.597
Wayne M. Grzecki	17,817,164.038	96,619.559	0.000	17,913,783.597

Proposal 2 – The ratification of the appointment of BBD, LLP as the Trust’s Independent Registered Public Accounting Firm for the fiscal year ending October 31, 2010. The proposal was approved by the shareholders of the Trust.  The results of the shareholder vote were as follows:

Name	Voted “FOR”	Voted Against	Abstain	Broker Non-Votes	TOTAL
BBD, LLP	17,758,061.991	132,461.604	23,260.002	0.000	17,913,783.597